June 28, 2010

Attn:	Douglas Brown
Division of Corporation Finance
Securities and Exchange Commission

Re:	FILING DELETION REQUEST
ERRONEOUS FILING ON FORM TYPE 20-F/A (Accession Number: (0001204459-10-001405)
Bridgeport Ventures Inc. (CIK: 0001488533)
Filed on June 16, 2010

On June 16, 2010, a Form 20-FR12B/A was inadvertently filed under the incorrect submission header of "Form 20-F/A" bearing Accession Number 0001204459-10-001405.

The document has since been re-filed under the correct submission header of Form 20FR12B/A bearing Accession Number 0001204459-10-001407.

We would like to kindly request that the incorrect filing (SEC Accession Number: 0001204459-10-001405) be withdrawn as an amendment from the SEC's website at your earliest convenience.

Thank you for you assistance and please do not hesitate to contact me with any questions or concerns.

Sincerely,

/s/ Nicole A. Edmonds
NICOLE A. EDMONDS, ESQ.
Legal Counsel to Bridgeport Ventures Inc.
Troutman Sanders LLP
202.274.2935 (direct)
202.654.5675 (fax)
nicole.edmonds@troutmansanders.com